SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 9)

NYFIX, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

670712108

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. - 670712108

1	Name of Reporting Persons Warburg Pincus IX, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. - 670712108

1	Name of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. - 670712108

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. - 670712108

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. - 670712108

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. - 670712108

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of NYFIX, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 19, 2006 (as amended by Amendment No. 1 thereto filed on May 10, 2007, Amendment No. 2 thereto filed on July 3, 2007, Amendment No. 3 thereto filed on January 4, 2008, Amendment No. 4 thereto filed on March 17, 2008, Amendment No. 5 thereto filed on July 2, 2008, Amendment No. 6 thereto filed on January 5, 2009, Amendment No. 7 thereto filed on July 1, 2009, Amendment No. 8 thereto filed on August 27, 2009, and this Amendment No. 9, the “Schedule 13D”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On November 30, 2009, pursuant to the terms of the Merger Agreement (as defined in Amendment No. 8 to the Schedule 13D) and upon satisfaction of the conditions set forth therein, Merger Sub (as defined in Amendment No. 8 to the Schedule 13D) was merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Buyer (as defined in Amendment No. 8 to the Schedule 13D). At the Effective Time (as defined in the Merger Agreement) on November 30, 2009, by virtue of the Merger, all shares of Common Stock and Series B Preferred Stock (as defined in the original Schedule 13D) and the Warrant (as defined in the original Schedule 13D) owned by WP IX (as defined in Amendment No. 8 to the Schedule 13D) were cancelled in exchange for the right to receive the applicable merger consideration for such Common Stock, Series B Preferred Stock and Warrant as set forth in the Merger Agreement.  As a result, the Reporting Persons no longer beneficially own any shares of Common Stock, Series B Preferred Stock, or a Warrant to purchase Common Stock.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock, Series B Preferred Stock, or the Warrant.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)           As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock, Series B Preferred Stock or the Warrant.  As such, the Reporting Persons no longer have any voting or dispositive power over any Common Stock, Series B Preferred Stock or the Warrant.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)           Except for the transactions described herein, during the last sixty (60) days, there were no transactions in the Common Stock, Series B Preferred Stock or the Warrant to purchase Common Stock effected by the Reporting Persons.

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e)           As a result of the consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

[Remainder of page intentionally left blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2009

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX, LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

By: Warburg Pincus Partners, LLC, its Sole
Member,
By: Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.